Exhibit 21.1

Subsidiaries of the Registrant

Subsidiary	Jurisdiction of Incorporation or Organization
LV Peninsula Holding LLC	Texas
JDI Cumberland Inlet, LLC (1)	Georgia
Majestic World Holdings LLC (2)	Wyoming
Norman Berry II Owners, LLC (3)	Georgia
Myvonia Innovations LLC	Delaware
Resource Group US Holdings LLC (5)	Florida
Resource Group US LLC	Florida
Zimmer Equipment INC	Florida
ETS Realty 1 LLC	Florida

(1)	10% owned by Safe and Green Development Corporation

(2)	100% owned by Safe and Green Development Corporation as of December 31, 2024.

(3)	50% owned by Safe and Green Development Corporation

(4)	18.5% owned by Safe and Green Development Corporation

(5)	100% owned by Safe and Green Development Corporation